Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

 DIRECT DIAL
    212-735-2790
 DIRECT FAX
    917-777-2790
RPRINS@SKADDEN.COM

                      March 3, 2010

VIA EDGAR
Mr. Larry Greene
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Registration Statement (File No. 333-164270) of Prospect Capital Corporation (the "Company")

Dear Mr. Greene:

We are in receipt of comments provided by you over the phone on March 2, 2010 regarding the prospectus included in Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (the "Registration Statement").

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to its prospectus discussed below.  The Company's responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

The Company previously requested on February 26, 2010 that Pre-Effective Amendment No. 1 to its Registration Statement be declared effective as promptly as practicable.  Given the minor nature of the changes discussed below, the Company understands that the effectiveness of the Registration Statement will be accelerated

Mr. Larry Greene
March 3, 2010

and that the Company will make the changes discussed below to its prospectus in a 497 filing after the Registration Statement has been declared effective by the staff.

General

1.  Our initial comment letter asked for disclosure to be added to the Registration Statement concerning the Company's offers to purchase Allied Capital Corporation ("Allied").  Please supplement the initial response by confirming that the Company does not intend to over-bid for Allied.

Supplementing the Company's initial response of February 26, 2010, we confirm that the Company does not intend to bid more for Allied than the Company concludes it is worth.  To this end, the Company has conditioned each offer that it has made on its ability to conduct due diligence to ensure, among other things, that the Company believes it would not be paying more for Allied than Allied is worth.

2.  We reiterate our comment to remove footnote 7 from the Fee Table or otherwise add disclosure concerning the Company's intentions to repay its debt during the current year.

Footnote 7 will be removed from the fee table.

3.  Please include the following sentence or similar disclosure in the Plan of Distribution section: “Any of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Global Select Market, or another exchange on which our common stock is traded.”

The requested change will be made.

*          *          *          *          *

Mr. Larry Greene
March 3, 2010

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Carmine Lekstutis at (212) 735-2132.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins